PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 6, 1998)

    [LOGO]

                                  $200,000,000
                              CARNIVAL CORPORATION
                     6.65% DEBENTURES DUE JANUARY 15, 2028

                               ------------------

    Interest on the Debentures is payable on January 15 and July 15 of each year, commencing July 15, 1998. Except as described in "Description of Debt Securities--Redemption or Assumption of Debt Securities under Certain Circumstances" in the accompanying Prospectus, the Debentures are not redeemable by the Company prior to maturity. The Debentures will be represented by one or more global Debentures registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will be issued only in denominations of $1,000 and integral multiples thereof. The Debentures will trade in DTC's settlement system until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Debentures--Settlement and Payment".

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                     INITIAL PUBLIC      UNDERWRITING        PROCEEDS TO
                                    OFFERING PRICE(1)     DISCOUNT(2)       COMPANY(1)(3)
Per Debenture.....................       99.613%            0.875%             98.738%
Total.............................    $199,226,000        $1,750,000        $197,476,000

(1) Plus accrued interest, if any, from January 15, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $100,000 payable by the Company.

                            ------------------------

    The Debentures are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about January 15, 1998 against payment therefor in immediately available funds.

                            ------------------------

BEAR, STEARNS & CO. INC.                                         LEHMAN BROTHERS
                                ---------------

           The date of this Prospectus Supplement is January 6, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING, AND SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                                  THE COMPANY

    Carnival Corporation (the "Company") is the world's largest multiple-night cruise company based on the number of passengers carried, revenues generated and available capacity. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises. In total, the Company owns and operates 22 cruise ships with an aggregate capacity of 31,078 passengers based on two passengers per cabin. The eleven Carnival Cruise Lines ships have an aggregate capacity of 20,332 passengers with itineraries primarily in the Caribbean, Mexican Riviera and Alaska. The eight Holland America Line ships have an aggregate capacity of 10,302 passengers, with itineraries in the Caribbean, the Mediterranean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, Costa Rica, the Mediterranean and the Far East. The Company also owns equity interests in Seabourn Cruise Line, Costa Cruises and Airtours plc ("Airtours"), an integrated leisure travel group. The three Seabourn ships have an aggregate capacity of 612 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The seven Costa Cruises ships have an aggregate capacity of 7,710 passengers with itineraries in the Mediterranean, Northern Europe, the Caribbean and South America. Airtours owns tour operators, charter airlines, travel agencies, three cruise ships and holiday hotels.

    The Company has signed agreements with a Finnish shipyard providing for the construction of two additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in June 1999 and July 2000 and for the construction of two cruise ships, each with a capacity of 1,440 passengers, for Holland America Line with delivery expected in May 1999 and December 1999.

    The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 14 hotels in Alaska and the Canadian Yukon, two luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 12 private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building, Panama, Republic of Panama.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Debentures offered hereby will be added to the working capital of the Company and will be available for general corporate purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Company's cruise business. The Company expects to use all or a portion of such net proceeds to pay a portion of the approximately $250 million which remains to be paid for the cruise ship Elation which is expected to be delivered in February 1998.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at August 31, 1997 and as adjusted to give effect to the sale of the Debentures. See "Use of Proceeds". The information set forth below should be read in conjunction with the financial statements and related notes incorporated in the accompanying Prospectus by reference.

                                                                                                  AS OF
                                                                                             AUGUST 31, 1997
                                                                                        --------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)

Current portion of long-term debt.....................................................  $     62,089  $     62,089
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Long-term debt:
  Mortgages and other loans payable bearing interest at rates ranging from 8% to 9.9%,
    secured by vessels................................................................        42,278        42,278
  Commercial paper(1).................................................................       161,624       161,624
  Unsecured Revolving Credit Facility due 2001........................................            --            --
  Other loans payable.................................................................        72,985        72,985
  5.75% Notes Due March 15, 1998(2)...................................................       200,000       200,000
  6.15% Notes Due October 1, 2003.....................................................       124,958       124,958
  7.70% Notes Due July 15, 2004.......................................................        99,921        99,921
  7.05% Notes Due May 15, 2005........................................................        99,846        99,846
  7.20% Debentures Due October 1, 2023................................................       124,875       124,875
  6.65% Debentures Due January 15, 2028(3)............................................            --       199,226
                                                                                        ------------  ------------
      Total long-term debt............................................................       926,487     1,125,713
                                                                                        ------------  ------------

Shareholders' equity:
  Class A Common Stock ($.01 par value; one vote per share; 399,500 shares authorized;
    297,179 shares issued and outstanding)............................................         2,972         2,972
  Class B Common Stock ($.01 par value; five votes per share; 100,500 shares
    authorized; no shares issued and outstanding).....................................            --            --
  Paid-in capital.....................................................................       865,132       865,132
  Retained earnings...................................................................     2,620,440     2,620,440
  Other...............................................................................         6,696         6,696
                                                                                        ------------  ------------
      Total shareholders' equity......................................................     3,495,240     3,495,240
                                                                                        ------------  ------------
        Total capitalization..........................................................  $  4,421,727     4,620,953
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) The commercial paper program is backed by the Unsecured Revolving Credit Facility due 2001 and, as such, has been classified as long-term.

(2) The 5.75% Notes due March 15, 1998 are expected to be repaid through borrowings under the Company's commercial paper program, the Company's Unsecured Revolving Credit Facility due 2001 or through the issuance of additional long-term debt and, as such, have been classified as long-term.

(3) The aggregate principal amount of the Debentures is $200,000,000, and the initial aggregate offering price to the public of the Debentures is $199,226,000.

                              RECENT DEVELOPMENTS

    The Company's net income for the quarter ended November 30, 1997, increased 35.3% to $155.4 million ($0.52 per share) from $114.8 million ($0.39 per share) for the comparable period in fiscal 1996. Revenues for the quarter ended November 30, 1997, increased 10.4% to $524.4 million from $475.0 million for the comparable period in fiscal 1996.

    For the fiscal year ended November 30, 1997, net income increased 17.6% to $666.1 million ($2.23 per share) from $566.3 million ($1.95 per share) for the fiscal year ended November 30, 1996. Revenues for fiscal 1997 increased 10.6% to $2.45 billion compared to revenues of $2.21 billion for fiscal 1996.

                             SUMMARY FINANCIAL DATA
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                            NINE MONTHS ENDED
                                                AUGUST 31,                      YEAR ENDED NOVEMBER 30,
                                           --------------------  -----------------------------------------------------
                                             1997      1996(1)    1996(1)     1995       1994       1993      1992(2)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

OPERATIONS DATA:
Revenues.................................  $1,923,117 $1,737,613 $2,212,572 $1,998,150 $1,806,016 $1,556,919 $1,473,614
Operating income before income (loss)
  from affiliated operations.............    552,787    458,360    551,461    490,038    443,674    347,666    324,896
Income (loss) from affiliated
  operations(3)..........................     (1,323)    12,956     45,967     --         --         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.........................    551,464    471,316    597,428    490,038    443,674    347,666    324,896
Income from continuing operations........    510,700    451,479    566,302    451,091    381,765    318,170    281,773
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................    510,700    451,479    566,302    451,091    381,765    318,170    276,584
Earnings per share:
  Continuing operations..................  $    1.71  $    1.56  $    1.95  $    1.59  $    1.35  $    1.13  $    1.00
  Net income.............................  $    1.71  $    1.56  $    1.95  $    1.59  $    1.35  $    1.13  $     .98
Dividends declared per share.............  $     .33  $     .27  $     .38  $     .32  $     .29  $     .28  $     .28
Weighted average shares..................    298,062    288,524    290,180    284,220    282,744    282,474    281,686
Passenger cruise days....................      9,167      8,088     10,583      9,201      8,102      7,003      6,766
Percentage of total cruise capacity(4)...     109.6%     109.7%     107.6%     105.0%     104.0%     105.3%     105.3%
Ratio of earnings to fixed charges(5)....       9.9x       7.2x       6.4x       6.2x       5.8x       5.7x       4.4x

                                                                                        AS OF AUGUST 31, 1997
                                                                                   -------------------------------
                                                                                       ACTUAL       AS ADJUSTED(7)
                                                                                   ---------------  --------------

BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments.............................   $     225,751    $    225,751
Total current assets.............................................................         405,032         405,032
Total assets.....................................................................       5,241,765       5,440,991
Customer deposits(6).............................................................         394,598         394,598
Total current liabilities........................................................         744,604         744,604
Long-term debt...................................................................         926,487       1,125,713
Total shareholders' equity.......................................................       3,495,240       3,495,240

------------------------

(1) In 1996, the Company recognized a $32.0 million gain from the settlement of bankruptcy claims against Wartsila Marine Industries Incorporated and a loss of $15.8 million on the sale of the receivable generated from the sale of Carnival's Crystal Palace Resort and Casino (the "CCP Resort").

(2) In the fiscal year ended November 30, 1992, the Company took an extraordinary charge of $5.2 million in connection with the early redemption of its Zero Coupon Convertible Subordinated Notes due 2005.

(3) Represents income from affiliated companies, including Airtours. The Company acquired a 29.5% interest in Airtours in April 1996 and starting with the quarter ended August 31, 1996, the Company's share of Airtours' operating results is being recorded by the Company on a two-month lag basis.

(4) In accordance with cruise industry practice, total capacity is calculated based on two passengers per cabin, even though some cabins can accommodate three or four passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(5) The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations available for fixed charges (income from continuing operations before income taxes adjusted for interest expense and one-third of rent expense) by fixed charges. Fixed charges include interest costs (interest expense plus capitalized interest and one-third of rent expense). The Company has assumed that one-third of rent expense is representative of the interest factor.

(6) Represents customer deposits for cruises and tours which will be recognized as revenue when earned in the future.

(7) As adjusted to give effect to the sale of the Debentures and subsequent use of approximately $197 million to fund a portion of the purchase price of the Elation.

                           DESCRIPTION OF DEBENTURES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE DEBENTURES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

    The Debentures offered hereby will be limited to $200,000,000 aggregate principal amount and will constitute a series of Debt Securities of the Company. The Debentures will bear interest at the rate of 6.65% per annum, from January 15, 1998, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on January 15 and July 15, commencing July 15, 1998, to the persons in whose names the Debentures are registered at the close of business on January 1 and July 1, as the case may be, preceding such January 15 and July 15. Principal of and interest on the Debentures will be payable at the office of First Trust National Association, the Trustee under the Indenture, in the Borough of Manhattan, The City of New York, or at such other office designated by the Company; PROVIDED, HOWEVER, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Debenture Register.

    The Debentures will mature on January 15, 2028, and, except as described in "Description of Debt Securities--Redemption or Assumption of Debt Securities under Certain Circumstances" in the Prospectus, will not be redeemable by the Company prior to maturity.

BOOK-ENTRY SYSTEM

    The Debentures will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of the Depository's nominee. See "Description of Debt Securities-- Book-Entry System" in the Prospectus.

SETTLEMENT AND PAYMENT

    Settlement for the Debentures will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Debentures will trade in the Depository's settlement system until maturity, and secondary market trading in the Debentures will therefore be required by the Depository to settle in immediately available funds.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below.

                                                                                  PRINCIPAL
                                                                                    AMOUNT
                                                                                --------------
Bear, Stearns & Co. Inc.......................................................  $  150,000,000
Lehman Brothers Inc. .........................................................      50,000,000
                                                                                --------------
  Total.......................................................................  $  200,000,000
                                                                                --------------
                                                                                --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

    The Underwriters propose to offer the Debentures in part directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.50% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

    Settlement for the Debentures will be made in immediately available funds, and all secondary trading in the Debentures will settle in immediately available funds. See "Description of Debentures--Settlement and Payment."

    In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Debentures for their own account by selling more Debentures than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Debentures in the open market. In addition, such persons may stabilize or maintain the price of the Debentures by bidding for or purchasing Debentures in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Debentures previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Debentures to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Mr. Uzi Zucker, a director of the Company, is a Senior Managing Director of Bear, Stearns & Co. Inc. ("Bear Stearns"). Bear Stearns is one of the investment banking firms serving as an Underwriter in this offering. In addition, Bear Stearns (i) is one of the investment banking firms serving as an agent of the Company in connection with the Company's ongoing offering of $100,000,000 of Medium Term Notes and (ii) has served as an underwriter in previous public offerings by the Company. In addition, Bear Stearns has provided other investment banking and consulting services to the Company during the fiscal years ended November 30, 1997, 1996 and 1995, and during the current fiscal year. It is expected that Bear Stearns may continue to provide investment banking and consulting services to the Company when so requested by the Company.

                           VALIDITY OF THE DEBENTURES

    The validity of the Debentures will be passed upon for the Company with respect to New York law by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and for the Underwriter with respect to New York law by Sullivan & Cromwell, New York, New York. The validity of the Debentures with respect to Panamanian law will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the Micky Arison 1994 "B" Trust, a trust whose primary beneficiary is Micky Arison, the Chairman and Chief Executive Officer of the Company. In addition, Mr. Dubin is a director of the Company. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations--Control by Principal Shareholders".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements under the heading "The Company" and elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises; pricing policies followed by competitors of the Company; increases in cruise industry capacity in the Caribbean and Alaska; changes in tax laws and regulations (see "Certain Considerations--Income Taxes" in the accompanying Prospectus); the ability of the Company to implement its shipbuilding program and to expand its business outside the North American market where it has less experience; delivery of new vessels on schedule and at the contracted price; weather patterns in the Caribbean; unscheduled ship repairs and drydocking; incidents involving cruise vessels at sea; and changes in laws and government regulations applicable to the Company (including the implementation of the "Safety of Life at Sea Convention" and changes in Federal Maritime Commission surety and guaranty arrangements).

$500,000,000
CARNIVAL CORPORATION
DEBT SECURITIES AND WARRANTS

Carnival Corporation (the "Company") may offer from time to time in one or more series up to $500,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of sale) if issued with principal amounts denominated in one or more foreign currencies or currency units as shall be designated by the Company) of its debt securities (the "Debt Securities"), consisting of notes and/or debentures denominated in United States dollars or any other currency, including composite currencies such as the European Currency Unit, and warrants to purchase Debt Securities or to buy and sell government debt securities, foreign currencies, currency units or units of a currency index or basket, units of a stock index or basket or a commodity or commodity index (the "Warrants") on terms to be determined at or prior to the time of sale, subject to reduction from time to time after the date hereof from the issuance of convertible debt securities and Class A Common Stock pursuant to the Registration Statement of which this Prospectus is a part. The Debt Securities and Warrants may be offered independently or together for sale. This Prospectus will be supplemented by one or more prospectus supplements (each, a "Prospectus Supplement") which will set forth, with respect to the particular series of Debt Securities for which this Prospectus and any such Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any, and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to the Company and other specific terms relating to such series of Debt Securities, and, with respect to the Warrants for which this Prospectus and any such Prospectus Supplement are being delivered, the duration, purchase price, exercise price, detachability and any other specific terms not set forth herein of such Warrants.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company may sell the Debt Securities and Warrants to or through underwriters, and also may sell the Debt Securities and Warrants directly to other purchasers or through agents. See "Plan of Distribution." In addition, the Debt Securities and Warrants may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities or issuance of Warrants who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. If any agents of the Company, or any underwriters, are involved in the sale of any Debt Securities and Warrants, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

The date of this Prospectus is January 6, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Room 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such materials can also be inspected on the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's Class A Common Stock are listed.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Debt Securities and Warrants offered hereby. This Prospectus and any applicable Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain parts of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996, the Company's Current Report on Form 8-K filed with the Commission on June 26, 1997 and the Company's Quarterly Report on Form 10-Q for the three months ended February 28, 1997, May 31, 1997 and August 31, 1997 filed with the Commission (File No. 1-9610) pursuant to the Exchange Act, are incorporated herein by reference.

    All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Company's Debt Securities and Warrants made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deeemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus and any Prospectus Supplement have been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Investor Relations, Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida 33178-2428; telephone number (305) 599-2600.

                                  THE COMPANY

    The Company is the world's largest multiple-night cruise company based on the number of passengers carried, revenues generated and available capacity. The Company offers a broad range of cruise products, serving the contemporary cruise market through Carnival Cruise Lines, the premium market through Holland America Line and the luxury market through Windstar Cruises. In total, the Company owns and operates 22 cruise ships with an aggregate capacity of 31,078 passengers based on two passengers per cabin. The eleven Carnival Cruise Lines ships have an aggregate capacity of 20,332 passengers with itineraries primarily in the Caribbean, Mexican Riviera and Alaska. The eight Holland America Line ships have an aggregate capacity of 10,302 passengers, with itineraries in the Caribbean, the Mediterranean and Alaska and through the Panama Canal, as well as other worldwide itineraries. The three Windstar ships have an aggregate capacity of 444 passengers with itineraries in the Caribbean, Costa Rica, the Mediterranean and the Far East. The Company also owns equity interests in Seabourn Cruise Line, Costa Cruises and Airtours plc ("Airtours"), an integrated leisure travel group. The three Seabourn ships have an aggregate capacity of 612 passengers with itineraries in the Caribbean, the Baltic, the Mediterranean and the Far East. The seven Costa Cruises ships have an aggregate capacity of 7,710 passengers with itineraries in the Mediterranean, Northern Europe, the Caribbean and South America. Airtours owns tour operators, charter airlines, travel agencies, three cruise ships and holiday hotels.

    The Company has signed agreements with a Finnish shipyard providing for the construction of two additional SuperLiners, each with a capacity of 2,040 passengers, for Carnival Cruise Lines with delivery expected in February 1998 and November 1998. The Company also has agreements with an Italian shipyard for the construction of two cruise ships, each with a capacity of 2,640 passengers, for Carnival Cruise Lines with delivery expected in June 1999 and July 2000 and for the construction of two cruise ships, each with a capacity of 1,440 passengers, for Holland America Line with delivery expected in May 1999 and December 1999.

    The Company also operates a tour business, through Holland America Line-Westours Inc. ("Holland America Westours"), which markets sightseeing tours both separately and as a part of Holland America Line cruise/tour packages. Holland America Westours operates 14 hotels in Alaska and the Canadian Yukon, two luxury day-boats offering tours to the glaciers of Alaska and the Yukon River, over 290 motor coaches used for sightseeing and charters in the states of Washington and Alaska and in the Canadian Rockies and 12 private domed rail cars which are run on the Alaskan railroad between Anchorage and Fairbanks.

    The Company was incorporated under the laws of the Republic of Panama in November 1974. The Company's executive offices are located at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, telephone number (305) 599-2600. The Company's registered office in Panama is located at 10 Elvira Mendez Street, Interseco Building, Panama, Republic of Panama.

                             CERTAIN CONSIDERATIONS

INCOME TAXES

    Non-U.S. companies are exempt from U.S. corporate income tax on U.S. source income from international passenger cruise operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test") and (ii) they meet either the "CFC Test" or the "Publicly Traded Test." The Company and its subsidiaries involved in the cruise ship operations meet the Incorporation Test because they are incorporated in countries which provide the required exemption to U.S. persons involved in shipping operations. A company meets the CFC Test if it is a controlled foreign corporation ("CFC"). A CFC is defined by the Internal Revenue Code as a foreign corporation more than 50% of the vote or value of whose stock is owned by U.S. persons, each of whom owns or is considered to own 10% or more of the corporation's vote on any day during its fiscal year. Through July 15, 1997, the date upon which all of the Class B Common Stock of the Company (the "Class B Common Stock") was converted to Class A Common Stock (the "Conversion Date"), all of the outstanding shares of Class B Common Stock of the Company, which represented more than 50% of the total combined voting power of all classes of stock, were owned by The Micky Arison 1994 "B" Trust (the "B Trust"), a U.S. Trust whose primary beneficiary is Micky Arison, the Company's Chairman of the Board. The B Trust is a "United States Person." Accordingly, the Company believes that it will meet the CFC Test for its 1997 taxable year, but will not meet such test in its 1998 taxable year and subsequent taxable years.

    A corporation meets the Publicly Traded Test if the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States. Although no Treasury regulations have been promulgated that explain when stock is primarily and regularly traded for purposes of this exemption, Treasury regulations have been promulgated interpreting a similar phrase under another section, Section 884. Under the Section 884 regulations, stock is considered primarily and regularly traded if (i) 80% (by vote and value) of the stock of the corporation is listed on an established securities market in the United States where more shares are traded than in any other country, (ii) trades of such stock are effected on such market, other than in de minimis quantities, on at least 60 days during the taxable year, (iii) the aggregate number of shares so traded is equal to 10% or more of the average number of shares outstanding during the taxable year, and (iv) the company is not "closely held." The Company believes that it will meet the foregoing requirements for the portion of its taxable year beginning after the Conversion Date and for future taxable years. Since the Conversion Date, the Company has had only one class of stock outstanding, the Class A Common Stock, which is listed on the New York Stock Exchange, where more shares trade than in any other country. Trades of such Class A Common Stock have been effected in more than de minimis quantities on every business day since the Company's initial public offering, and the annual volume of such trades has significantly exceeded 10% of the average number of shares outstanding. Moreover, the Company believes that any stock traded on the NYSE is considered as traded on a qualifying exchange and, to the Company's knowledge, it is not closely held because no person other than members of the Arison family and certain related entities (the "Arison Group") owns more than 5% of its stock, and the Arison Group holds less than 50% of the outstanding shares.

    Accordingly, the Company believes that virtually all of its income (with the exception of its United States source income from the operations of the transportation, hotel and tour business of Holland America Line) is exempt from United States federal income taxes. There is, however, no authority that addresses the treatment of a corporation that meets the test for a CFC for only part of its taxable year. Similarly, there is no authority that addresses the treatment of a corporation that meets the Publicly Traded Test for only a part of its taxable year. If the Company or its subsidiaries were found to meet neither the CFC Test nor the Publicly Traded Test, much of their income would become subject to taxation by the United States at higher than normal corporate tax rates.

CONTROL BY PRINCIPAL SHAREHOLDERS

    Ted Arison (the Company's founder), the B Trust, certain members of the Arison family and trusts for the benefit of Ted Arison's children (collectively, the "Principal Shareholders"), beneficially own on the date hereof, in the aggregate, approximately 47.1% of the outstanding capital stock of the Company. As a result, the Principal Shareholders have the power to substantially influence the election of directors and the Company's affairs and policies. Micky Arison, the Chairman and Chief Executive Officer of the Company, has the sole right to vote and direct the sale of the Class A Common Stock held by the B Trust, subject, during Ted Arison's lifetime, to the consent of the trustee of the B Trust.

SOURCE OF INTEREST ON THE DEBT SECURITIES

    Under the "branch tax" rules of the Code, it is possible that, notwithstanding that the Company is a Panamanian corporation, some or all of the interest on the Debt Securities may be treated as United States source income for United States federal income tax purposes.

                                USE OF PROCEEDS

    Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Debt Securities and Warrants offered hereby will be added to the working capital of the Company and will be available for general corporate purposes, which may include the repayment of indebtedness, the financing of capital commitments and possible future acquisitions associated with the continued expansion of the Company's cruise business. Pending application as set forth above, the net proceeds will be invested in marketable securities, including, without limitation, certificates of deposit and commercial paper.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of "earnings" to "fixed charges" for the Company and its subsidiaries were as follows for the nine months ended August 31, 1997 and 1996 and for the five years ended November 30, 1996:

    NINE MONTHS
  ENDED AUGUST 31,                  YEARS ENDED NOVEMBER 30,
--------------------  -----------------------------------------------------
  1997       1996       1996       1995       1994       1993       1992
---------  ---------  ---------  ---------  ---------  ---------  ---------
9.9x            7.2x       6.4x       6.2x    5.8x          5.7x       4.4x

    The ratio of earnings to fixed charges has been computed by dividing earnings from continuing operations available for fixed charges (income from continuing operations before income taxes adjusted for interest expense and one-third of rent expense) by fixed charges. Fixed charges include interest costs (interest expense plus capitalized interest and one-third of rent expense). The Company has assumed that one-third of rent expense is representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities are to be issued in one or more series under an Indenture dated as of March 1, 1993, as supplemented from time to time (the "Indenture"), between the Company and First Trust National Association ("First Trust"), as Trustee. The term "Trustee," as used herein, shall mean First Trust and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture (or the Form of Security contained therein if so specified) and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

    The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

    The Debt Securities offered hereby will be limited to $500,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Debt Securities are issued with principal amounts denominated in one or more foreign currencies, composite currencies or currency units as shall be designated by the Company, or (ii) such greater amount, if Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $500,000,000 to the Company). The Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors or any duly authorized committee thereof. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities." The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate Indenture.

    The applicable Prospectus Supplement will set forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities are authorized to be issued; (9) the currencies in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that will be payable upon the declaration of acceleration of the maturity thereof; (12) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (13) any additional Event of Default with respect to such Debt Securities; (14) whether such Debt Securities are issuable as a Global Security or securities; (15) any applicable tax consequences with respect to such Debt Securities; and (16) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

    One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such series of Debt Securities.

    The Debt Securities will be unsecured obligations of the Company and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company. At August 31, 1997, the Company, including its subsidiaries, had approximately $1,276 million of indebtedness outstanding (excluding customer deposits of $395 million). Because the Debt Securities are unsecured, they in effect rank junior to any secured indebtedness of the Company. At August 31, 1997, the Company, excluding its subsidiaries, had $84 million of secured indebtedness outstanding. In addition, the Debt Securities will effectively be subordinated to all indebtedness and other liabilities of the subsidiaries of the Company, which at August 31, 1997, totalled $149 million (excluding customer deposits of $196 million).

    Except as otherwise provided in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by the Company in St. Paul, Minnesota, except that at the option of the Company interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.1 and 10.2).

    The Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. Not all Debt Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Debt Securities of such series. (Sections 3.1 and 3.5).

    The Indenture does not contain any covenants or provisions that are specifically intended to afford holders of the Debt Securities protection in the event of a highly leveraged transaction. With respect to any specific series of Debt Securities, the existence or non-existence of such covenants or provisions will be disclosed in the applicable Prospectus Supplement.

    Neither Panamanian law nor the Company's Articles of Incorporation or By-laws impose limitations on the right of non-resident or foreign owners to hold Debt Securities. While no tax treaty currently exists between the Republic of Panama and the United States, under current law the Company believes that interest payments to holders of its Debt Securities are not subject to taxation under the laws of the Republic of Panama.

BOOK-ENTRY SYSTEM

    The Debt Securities of a Series may be issued in the form of one or more Global Securities that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement and will be registered in the name of the Depository or a nominee thereof. In such a case one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Global Security may be transferred, in whole but not in part, only to another nominee of the Depository for such series, or to a successor Depository for such series selected or approved by the Company, or to a nominee of such successor Depository. (Section 2.5).

    The specific depository arrangement with respect to any series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depository arrangements.

    Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to own, pledge or transfer beneficial interests in such Global Securities.

    So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security.

    The Company expects that the Depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street names", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Unless otherwise specified in the applicable Prospectus Supplement, if the Depository for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository or ceases to be registered or in good standing under the Exchange Act and a successor Depository is not appointed by the Company within 90 days after the Company receives notice or becomes aware of such condition, the Company will issue such Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Global Security or Securities representing such Debt Securities. (Section 2.5).

PAYMENT OF ADDITIONAL AMOUNTS

    The Company will agree that any amounts to be paid by the Company with respect to the Debt Securities will be paid without deduction or withholding for any and all present and future taxes, levies, imposts or other governmental charges whatsoever imposed, assessed, levied or collected by or for the account of the Republic of Panama (or by or for the account of the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company, to the extent that such taxes first become applicable as a result of the successor corporation becoming the obligor on the Debt Securities) or any political subdivision or taxing authority thereof or therein ("Panamanian Taxes") or, if deduction or withholding of any Panamanian Taxes shall at any time be required by the Republic of Panama (or the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company) or any such subdivision or authority, the Company will (subject to compliance by the holders or beneficial owners of the relevant Debt Securities with any relevant administrative requirements) pay such additional amounts ("Additional Amounts") in respect of principal, premium, if any, interest, if any, and sinking fund or analogous payments, if any, as may be necessary in order that the net amounts paid to the holders of the Debt Securities or the Trustee under the Indenture, as the case may be, after such deduction or withholding, shall equal the respective amounts of principal, premium, if any, interest, if any, and sinking fund or analogous payments, if any, as specified in the Debt Securities to which such holders or the Trustee are entitled; provided, however, that the foregoing shall not apply to (i) any present or future Panamanian

Taxes which would not have been so imposed, assessed, levied or collected but for the fact that the holder or beneficial owner of the relevant Debt Security being or having been a domiciliary, national or resident of, or engaging or having been engaged in business or maintaining or having maintained a permanent establishment or being or having been physically present in, the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or such political subdivision or otherwise having or having had some connection with the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or such political subdivision other than the holding or ownership of a Debt Security, or the collection of principal of and interest, if any, on, or the enforcement of, a Debt Security, (ii) any present or future Panamanian Taxes which would not have been so imposed, assessed, levied or collected but for the fact that, where presentation is required, the relevant Debt Security was presented more than thirty days after the date such payment became due or was provided for, whichever is later, or
(iii) any present or future Panamanian Taxes which would not have been so imposed, assessed, levied or collected but for the failure to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or any political subdivision thereof of the holder or beneficial owner of the relevant Debt Security, if compliance is required by statute or by rules or regulations of the Republic of Panama (or the jurisdiction of incorporation of a successor corporation to the Company) or such political subdivision as a condition to relief or exemption from Panamanian Taxes. The provisions described in (i) through (iii) above are referred to herein as "Excluded Taxes." The Company or any successor to the Company, as the case may be, will indemnify and hold harmless each holder of the Debt Securities and upon written request reimburse each holder for the amount of (i) any Panamanian Taxes levied or imposed and paid by such holder of the Debt Securities (other than Excluded Taxes) as a result of payments made with respect to the Debt Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Panamanian Taxes with respect to payment of Additional Amounts or any reimbursement pursuant to this sentence. The Company or any successor to the Company, as the case may be, will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company or any successor to the Company, as the case may be, will furnish the Trustee within 30 days after the date the payment of any Panamanian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or any successor to the Company, as the case may be, which the Trustee will forward to the holders of the Debt Securities.

    At least 30 days prior to each date on which any payment under or with respect to the Debt Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payments, the Company will deliver to the Trustee an officers' certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information as may be necessary to enable the Trustee to pay such Additional Amounts to holders of the Debt Securities on the payment date.

    Whenever in the Indenture or any Debt Securities there is mentioned, in any context, the payment of the principal, premium, if any, or interest, or sinking fund or analogous payment, if any, in respect of such Debt Securities or overdue principal or overdue interest or overdue sinking fund or analogous payment, such mention shall be deemed to include mention of the payment of Additional Amounts provided for herein to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention thereof in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable). (Section 10.5).

REDEMPTION OR ASSUMPTION OF DEBT SECURITIES UNDER CERTAIN CIRCUMSTANCES

    Unless otherwise specified in the Prospectus Supplement with respect to any series of Debt Securities, if as the result of any change in or any amendment to the laws, including any regulations thereunder and any applicable double taxation treaty or convention, of the Republic of Panama (or the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company), or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in an application or interpretation of such laws, including any applicable double taxation treaty or convention, which change, amendment, application or interpretation (the "Change") becomes effective on or after the original issuance date of such series (or, in certain circumstances, such later date on which a corporation becomes a successor corporation to the Company), it is determined by the Company based upon an opinion of independent counsel of recognized standing that (i) the Company would be required to pay Additional Amounts in respect of principal, premium, if any, interest, if any, or sinking fund or analogous payments, if any, on the next succeeding date for the payment thereof, or (ii) any taxes would be imposed (whether by way of deduction, withholding or otherwise) by the Republic of Panama (or the jurisdiction of incorporation (other than the United States) of a successor corporation to the Company) or by any political subdivision or taxing authority thereof or therein, upon or with respect to any principal, premium, if any, interest, if any, or sinking fund or analogous payments, if any, then the Company may, at its option, on giving not less than 30 nor more than 60 days' notice (which shall be irrevocable) redeem such series of Debt Securities in whole, but not in part, at any time (except in the case of Debt Securities of a series having a variable rate of interest, which may be redeemed only on an interest payment date) at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption (except in the case of outstanding original issue discount Debt Securities which may be redeemed at the redemption price specified by the terms of each series of such Debt Securities); provided, however, that (i) no notice of redemption may be given more than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts or such tax would be imposed, as the case may be, and (ii) at the time that such notice of redemption is given, such obligation to pay Additional Amounts or such tax, as the case may be, remains in effect. For purposes of the foregoing, all references to the Company in this paragraph shall include any successor corporation thereto. (Section 11.8).

MERGER AND CONSOLIDATION

    The Company may not consolidate with or merge into any other Person or transfer or lease all or substantially all of its assets to any Person unless, after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing and the Person formed by such consolidation or into which the Company is merged or the Person which acquires or leases all or substantially all of its assets assumes all the obligations of the Company under the Debt Securities and the Indenture. (Article 8).

EVENTS OF DEFAULT AND NOTICE THEREOF

    Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest (including Additional Amounts) for 30 days after becoming due; (b) failure to pay the principal or premium, if any, when due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 60 days after written notice as provided in the Indenture; (e) failure to pay when due the principal of, or acceleration of, an indebtedness for money borrowed by the Company in excess of $20 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Securities of such series (as indicated in the Prospectus Supplement relating to such series of Securities). (Section 5.1).

    If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the

Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.2).

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on or interest on any of the Indenture Securities of such series, or in the payment of any sinking fund installment with respect to the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.2).

    Pursuant to the terms of the Indenture, the Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if the Company is in default, specifying such default and the nature thereof. (Section 10.4).

    The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13). The Indenture provides that, in case an Event of Default in respect of a particular series of Indenture Securities shall occur (which shall not have been cured or waived), the Trustee will be required to exercise such of its rights and powers under the Indenture, and to use the degree of care and skill in their exercise, that a prudent man would exercise or use in the conduct of his own affairs, but otherwise need only perform such duties as are specifically set forth in the Indenture. (Section 6.1). Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of such series unless they shall have offered to the Trustee reasonable security or indemnity. (Section 6.3).

    No holder of any series of Indenture Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Indenture Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 5.7). However, such limitations do not apply to a suit instituted by a holder of an Indenture Security for enforcement of payment of the principal of and premium, if any, or interest on such Indenture Security on or after the respective due dates expressed in such Indenture Security. (Section 5.8).

MODIFICATION OF THE INDENTURE

    With certain exceptions, the Indenture, the rights and obligations of the Company and the rights of the holders of a particular series may be modified by the Company with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding, but no such modification may be made which would (i) change the stated maturity of the principal of (or premium, if any, on) or interest on (including any Additional Amounts) any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate of interest thereon, or reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.2).

TRUSTEE

    The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.10). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.11).

REPORTS

    The Company publishes annual reports containing certified financial statements. Copies of such reports will be available upon request.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Debt Securities, Warrants to purchase or sell debt securities of or guaranteed by the United States ("Government Debt Securities"), Warrants to purchase or sell foreign currencies, currency units or units of a currency index or currency basket, Warrants to purchase or sell units of a stock index or a stock basket and Warrants to purchase or sell a commodity or a commodity index. The Warrants offered pursuant to this Prospectus will be limited to $450,000,000 aggregate public offering price. Warrants may be issued independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. The Warrants will be settled either through physical delivery or through payment of a cash settlement value as set forth herein and in any applicable Prospectus Supplement. The Warrants will be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants being offered pursuant thereto. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant certificates or beneficial owners of Warrants. The following summaries of certain provisions of the forms of Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to the provisions of the forms of Warrant Agreement (including the forms of Warrant certificates), copies of which are filed as an exhibit to the Registration Statement.

    The particular terms of the Warrants offered by any Prospectus Supplement (the "Offered Warrants"), as well as any modification or addition to the general terms of the Warrants as herein described, which may be applicable to any Offered Warrants are described in such Prospectus Supplement relating to such Offered Warrants and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of any particular Offered Warrants, reference must be made to both the Prospectus Supplement relating to such Offered Warrants and to the description of the Warrants set forth in this Prospectus.

GENERAL

    The Prospectus Supplement will describe the following terms of the Offered Warrants (to the extent such terms are applicable to such Warrants): (1) the title of such Offered Warrants; (2) the aggregate number of such Offered Warrants; (3) whether the Offered Warrants are for the purchase or sale of Debt Securities, Government Debt Securities, currencies, currency units, composite currencies, currency indices or currency baskets, stock indices, stock baskets, commodities, commodity indices or such other index or reference as therein described; (4) the price or prices at which such Offered Warrants will be offered; (5) the currency or currencies, including composite currencies or currency units, in which the price of such Offered Warrants may be payable; (6) the date, if any, on and after which such Offered Warrants and the related Debt Securities will be separately transferable; (7) the date on which the right to exercise such Offered Warrants shall commence, and the date on which such right shall expire; (8) the maximum or minimum number of such Offered Warrants which may be exercised at any time; (9) a discussion of material federal income tax considerations, if any; (10) the terms, procedures and limitations relating to the exercise of such Offered Warrants; and (11) any other terms of the Offered Warrants, including any terms which may be required or advisable under United States laws or regulations.

    If the Offered Warrants are to purchase Debt Securities, the Prospectus Supplement will also describe (a) the designation, aggregate principal amount, currency, currency unit, composite currency or currency basket of denomination and other terms of the Debt Securities purchasable upon exercise of the Offered Warrants; (b) the designation and terms of the Debt Securities with which the Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security; (c) the date on and after which the Offered Warrants and the related Debt Securities will be separately transferable, if any; and (d) the principal amount of Debt Securities purchasable upon exercise of each Offered Warrant and the price at which and currency, currency unit, composite currency or currency basket in which such principal amount of Debt Securities may be purchased upon such exercise.

    If the Offered Warrants are to purchase or sell Government Debt Securities or a foreign currency, currency unit, composite currency, currency index or currency basket, such Offered Warrants will be listed on a national securities exchange and the Prospectus Supplement will describe the amount and designation of the Government Debt Securities or currency, currency unit, composite currency, currency index or currency basket, as the case may be, subject to each Offered Warrant, whether such Offered Warrants are to purchase or sell the Government Debt Securities, foreign currency, currency unit, composite currency, currency index or currency basket, whether such Offered Warrants provide for cash settlement or delivery of the Government Debt Securities or foreign currency, currency unit, composite currency, currency index or currency basket upon exercise, and the national securities exchange on which the Offered Warrants will be listed.

    If the Offered Warrants are Offered Warrants to purchase or sell a stock index or a stock basket, such Offered Warrants will provide for payment of an amount in cash determined by reference to increases or decreases in such stock index or stock basket and will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Offered Warrants, whether such warrants are to purchase or sell the stock index or stock basket, the stock index or stock basket covered by the Offered Warrants and the market to which such stock index or stock basket relates, whether such warrants are to purchase or sell the stock index or stock basket and the national securities exchange on which the Offered Warrants will be listed.

    If the Offered Warrants are Offered Warrants to purchase or sell a commodity or commodity index, such Offered Warrants will provide for cash settlement or delivery of the particular commodity or commodities and such Offered Warrants will be listed on a national securities exchange, and the Prospectus Supplement will describe the terms of the Offered Warrants, the commodity or commodity index covered by the Offered Warrants, whether such Offered Warrants are to purchase or sell the commodity or commodity index, whether such Offered Warrants provide for cash settlement or delivery of the commodity or commodity index, the market, if any, to which such commodity or commodity index relates and the national securities exchange on which the Warrants will be listed.

    Warrant certificates may be exchanged for new Warrant certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Warrants to purchase or sell Government Debt Securities or a foreign currency, currency unit, composite currency, currency index or currency basket, and Warrants to purchase stock indices or stock baskets or commodities or commodity indices, may be issued in the form of a single Global Warrant Certificate, registered in the name of the nominee of the depository of the Warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by the Company, for interests in a Global Warrant Certificate, as set forth in the applicable Prospectus Supplement.

    Prior to the exercise of their Warrants, holders of Warrants to purchase Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the Indenture.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Debt Securities or purchase or sell such amount of Government Debt Securities or of such currency, currency unit, composite currency, currency index or currency basket, stock index or stock basket, commodity or commodities at such exercise price, or receive such settlement value in respect of such amount of Government Debt Securities or of such currency, currency unit, composite currency, currency index or currency basket, stock index or stock basket, commodity or commodity index, as shall in each case be set forth in or calculable from, the Prospectus Supplement relating to such Warrants or as otherwise set forth in the Prospectus Supplement. Warrants may be exercised at any time up to 3:00 P.M. New York time on the date set forth in the Prospectus Supplement relating to such Warrants or as may be otherwise set forth in the Prospectus Supplement. After such time on that date (or such later date to which such date may be extended by the Company), unexercised Warrants will become void.

    Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the Warrant certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities, or (except in the case of Warrants providing for cash settlement) payment for or delivery of the Government Debt Securities or currency, currency unit, composite currency, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon such exercise. Warrants will be deemed to have been exercised upon receipt of such Warrant certificate and any such payment, if applicable, at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement and the Company will, as soon as practicable thereafter, issue and deliver the Debt Securities purchasable upon such exercise, or purchase or sell such Government Debt Securities or currency, currency unit, composite currency, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of such Warrants. If fewer than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining amount of the Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities and Warrants to or through underwriters, and also may sell the Debt Securities and Warrants directly to one or more other purchasers or through agents.

    The Prospectus Supplement will set forth the terms of the offering of the particular series or issuance of Debt Securities and/or Warrants to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such series of Debt Securities or Warrants, (ii) the initial public offering or purchase price of such series of Debt Securities or Warrants, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Company, and (vi) the securities exchanges, if any, on which such series of Debt Securities or Warrants will be listed.

    Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities or Warrants, the obligations of the underwriters to purchase such series of Debt Securities or issuance of Warrants will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities or Warrants will be obligated to purchase all of the Debt Securities of such series or such Offered Warrants allocated to it if any such Debt Securities or such Offered Warrants are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    The Debt Securities and Warrants may be offered and sold by the Company directly or through agents designated by the Company from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities and Warrants may be deemed to be an "underwriter", as that term is defined in the Act, of the Debt Securities and Warrants so offered and sold. The Debt Securities and Warrants also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities or

Warrants who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Act.

    If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities or Warrants, the Company will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series or such Offered Warrants from the Company pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Underwriters and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Act.

                             VALIDITY OF SECURITIES

    The validity of the Debt Securities and Warrants will be passed upon for the Company with respect to New York law by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York and for any underwriters or agents with respect to New York law by Sullivan & Cromwell, New York, New York. The validity of the Debt Securities and Warrants with respect to Panamanian law will be passed upon by Tapia Linares y Alfaro, Panama City, Republic of Panama. James M. Dubin, a partner of Paul, Weiss, Rifkind, Wharton & Garrison, is the sole stockholder of the trustee of the B Trust and a director of the Company. Paul, Weiss, Rifkind, Wharton & Garrison also serves as counsel to Micky Arison. See "Certain Considerations--Control by Principal Shareholders".

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended November 30, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----

                   PROSPECTUS SUPPLEMENT

The Company....................................         S-2
Use of Proceeds................................         S-2
Capitalization.................................         S-3
Recent Developments............................         S-3
Summary Financial Data.........................         S-4
Description of Debentures......................         S-5
Underwriting...................................         S-6
Validity of the Debentures.....................         S-7
Special Note Regarding Forward-Looking
  Statements...................................         S-7


                         PROSPECTUS

Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           2
The Company....................................           2
Certain Considerations.........................           3
Use of Proceeds................................           4
Ratio of Earnings to Fixed Charges.............           5
Description of Debt Securities.................           5
Description of Warrants........................          13
Plan of Distribution...........................          15
Validity of Securities.........................          16
Experts........................................          16

                                     [LOGO]

                                  $200,000,000

                              CARNIVAL CORPORATION

6.65% DEBENTURES DUE JANUARY 15, 2028
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS

                                JANUARY 6, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------